May 6, 2009

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, NE

Washington, D.C. 20549

Re:	ExactTarget, Inc.
Rule 477 Application for Withdrawal on Form RW
Registration Statement on Form S-1 (File No. 333-148079)

Dear Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), ExactTarget, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-148079) filed with the Commission on December 14, 2007, together with all amendments and exhibits thereto (the “Registration Statement”). The Registration Statement has not been declared effective, and the Company confirms that no securities have been sold under the Registration Statement.

The Company has determined that it is not in the best interest of the Company to proceed with the Registration Statement at this time due to current economic conditions and continued weakness and uncertainty in the equity and credit markets. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by Rule 477(a) under the Securities Act.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact me at (317) 275-5440 or Joseph DeGroff of Ice Miller LLP, the Company’s legal counsel, at (317) 236-2435.

Very truly yours,

/s/ Scott Dorsey

Scott Dorsey
President and Chief Executive Officer